June 23, 2006
To All Shareholders:
                                                     President Katsuaki Watanabe
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


 Notice of Resolutions Adopted at FY2006 Ordinary General Shareholders' Meeting
      (Unless otherwise stated, all financial information has been prepared in accordance with generally accepted accounting principles in Japan)
        English translation from the original Japanese-language document

Dear Shareholder,

The reports made and resolutions adopted at the FY2006 Ordinary General Shareholders' Meeting today are as follows:



Reports:
  Report 1: Reports on business review, unconsolidated balance sheet and statement of income for the FY2006 term (April 1, 2005 through March 31, 2006)

  Report 2: Reports on consolidated balance sheet and statement of income for the FY2006 term (April 1, 2005 through March 31, 2006) and report by accounting auditors and board of corporate auditors on the audit results of the consolidated financial statements.

  Details pertaining to the above Reports, 1 and 2 were reported.

Resolutions:

  Proposed Resolution 1: Approval of Proposed Appropriation of Retained
                         Earnings for the FY2006 Term

                         Payment of 676 million yen in bonuses to the 26 Directors and 51.5 million yen in bonuses to the 7 Corporate Auditors in office at the end of the fiscal year and an year-end dividend of 55 yen per share were approved as proposed.

                         The total amount of the annual dividend for the fiscal year ended March 31, 2006 will be 90 yen per share combined with the interim dividend.

  Proposed Resolution 2: Partial Amendment of the Articles of Incorporation

                         Approved as proposed. Details of the amendments can be found on pages 3 through 8.

  Proposed Resolution 3: Election of 26 Directors

                         Approved as proposed. The following 26 persons were elected and have taken up their positions as directors:
                         Hiroshi Okuda, Fujio Cho, Katsuhiro Nakagawa, Katsuaki Watanabe, Tokuichi Uranishi, Kazuo Okamoto, Kyoji Sasazu, Mitsuo Kinoshita, Yoshimi Inaba, Takeshi Uchiyamada, Masatami Takimoto, Akio Toyoda, Tetsuo Hattori, Yukitoshi Funo, Takeshi Suzuki, Atsushi Niimi, Hajime Wakayama, Hiroshi Takada, Teiji Tachibana, Shinichi Sasaki, Shin Kanada, Akira Okabe, Yoshio Shirai, Yoichiro Ichimaru, Shoji Ikawa and Shoichiro Toyoda.

  Proposed Resolution 4: Election of 3 Corporate Auditors

                         Approved as proposed. The following 3 persons were elected and have taken up their positions as auditors:
                         Yoichi Morishita, Akishige Okada and Masaki
                         Nakatsugawa.
                         Mr. Yoichi Morishita and Mr. Akishige Okada satisfy the qualifications of outside corporate auditors as provided in Article 2 Paragraph 16 of the Corporation Act.

  Proposed Resolution 5: Issue of Stock Acquisition Rights without
                         Consideration to Directors, Managing Officers and Employees, etc., of Toyota Motor Corporation and its Affiliates

                         Approved as proposed. Pursuant to Articles 236, 238 and 239 of the Corporation Act, Stock Acquisition Rights shall be granted without consideration, for the purpose of granting stock options, to directors, managing officers and employees, etc., of TMC and its affiliates, and the terms and conditions of such grants shall be determined by the Board of Directors.

                         Stock acquisition rights granted to TMC directors without consideration constitute non-monetary compensation of indeterminate value to directors. The method of calculating the value of Stock Acquisition Rights allotted to the board as remuneration, etc. was also approved.

  Proposed Resolution 6: Acquisition of Own Shares

                         Approved as proposed. In order to improve capital efficiency and to implement flexible capital policies tailored to the business environment, the right to acquire shares of TMC common stock, of up to a maximum of 30 million shares and to a maximum value of 200 billion yen was obtained, pursuant to the provisions of Article 156 of the Corporation Act, during the one-year period from the day after the conclusion of this Ordinary General Shareholders' Meeting.

  Proposed Resolution 7: Award of Bonus Payments to Retiring Corporate Auditors,
                         and Payment of the Final Retirement Bonus to Directors Due to the Abolishment of the Retirement Bonus System for Directors

                         Approved as proposed. Bonuses shall be paid to the 3 retiring Corporate Auditors, Yoshiro Hayashi, Hiromu Okabe and Tadashi Ishikawa, for their dedicated efforts in the past. Actual amounts, timing and method of payment, among others, shall be determined in accordance with TMC standards by the Board of Auditors.

                         In conjunction with the abolishment of the retirement bonus system for directors, the 26 directors reappointed as a result of the approval of the Proposed Resolution 3, "Election of 26 Directors", shall be paid final bonuses within a range of suitable amounts determined in accordance with standards adopted by TMC for their service until the conclusion of this shareholders' meeting. Actual amounts and method of payment, among others, shall be determined by the Board of Directors. The payment shall be made at the time of each Director's retirement.

  Proposed Resolution 8: Revision of the Amount of Remuneration for Directors

                         Increasing the amount of Director compensation, to a total of 200 million yen monthly, was approved as per proposed resolution.

Partial Amendment of the Articles of Incorporation is as below:

                                                                                (Amended parts are underlined.)
-----------------------------------------------------------------------------------------------------------------------
             Current Articles of Incorporation                                 Proposed Amendments
=======================================================================================================================

  CHAPTER II.  SHARES                                        CHAPTER II.  SHARES
-----------------------------------------------------------------------------------------------------------------------
  Article 5. (Total Number of Authorized Shares,  Number     Article  5.  (Total  Number of Authorized Shares and
              ------------------------------------------                   --------------------------------------
    of  Shares  Constituting  One  Unit (tangen)  and          Issuance of Share Certificates)
    -------------------------------------------------          ------------------------------
    Non-issuance of Share  Certificates  for Less than a
    ----------------------------------------------------
    Unit (tangen) of Shares)
    -----------------------

  1. The total number of shares  authorized to be issued     1. The total number of shares which the Corporation
     ---------------------------------------------------        --------------------------
  by the Corporation shall be ten billion                    is authorized to issue shall be ten billion
                                                                -------------------
  (10,000,000,000). Provided, however, that in the event     (10,000,000,000).
                    ------------------------------------
  the Corporation repurchases and cancels any of its
  --------------------------------------------------
  issued shares, the total number of such authorized
  --------------------------------------------------
  shares shall be reduced by the  number of such
  ----------------------------------------------
  repurchased and cancelled shares accordingly.
  ---------------------------------------------
  (New)                                                      2. The Corporation shall issue share certificates
                                                             -------------------------------------------------
                                                             representing its issued shares.
                                                             -------------------------------
                                                           ------------------------------------------------------------
  (New)                                                      Article 6. (Number of Shares Constituting One Unit
                                                             --------------------------------------------------
                                                               (tangen), Rights to Shares Constituting Less than
                                                               -------------------------------------------------
                                                               One Unit (tangen) and Non-issuance of Share
                                                               -------------------------------------------
                                                               Certificates for Shares Constituting Less than One
                                                               --------------------------------------------------
                                                               Unit (tangen))
                                                               --------------
                                                             1. The number of shares constituting one unit
                                                             ---------------------------------------------
                                                             (tangen) of shares of the Corporation shall be one
                                                             --------
  2.  The  number of shares  constituting one unit           hundred (100).
  ------------------------------------------------
  (tangen) of shares of the Corporation shall be hundred
  --------
  (100).

  (New)                                                      2.  The shareholders of the Corporation are not
                                                             -----------------------------------------------
                                                             entitled to exercise any rights to shares constituting
                                                             ------------------------------------------------------
                                                             less than one unit (tangen) of shares held by the
                                                             -------------------------------------------------
                                                             shareholders, other than the rights provided for in
                                                             ---------------------------------------------------
                                                             each Item of Article 189, Paragraph 2 of the
                                                             --------------------------------------------
                                                             Corporation Act (Kaisha-hou).
                                                             -----------------------------
  3.   The Corporation shall not issue shares                3.  Notwithstanding  Paragraph  2  of  the  preceding
                                                                 -------------------------------------------------
  certificates for shares less than one unit (tangen) of     Article, the Corporation may choose not to issue share
               -----------------------------------------     -------                  ----------
  shares.  Provided,  however, that this provision shall     certificates representing its shares constituting less
  ------------------------------------------------------                  -----------------------------------------
  not  apply  if  the   Share   Handling   Regulations       than one unit (tangen) of shares.
  ----------------------------------------------------       ---------------------------------
  established   by  the  Board  of  Directors   provide
  -----------------------------------------------------
  otherwise .
-----------------------------------------------------------------------------------------------------------------------
  Article 6. (Repurchase of Shares)                         Article 7. (Acquisition of Own Shares)
          -   ----------    ------                                  -   -----------    ----------
  The  Company  may  repurchase  its  own  shares  upon      The  Corporation  may  acquire  its  own  shares  by  a
                     ----------------------------------                             -------------------------------
  approval by the Board of  Directors  by  resolution  in    resolution  of the  Board of  Directors  in  accordance
  ------------
  accordance  with the provisions of the Commercial Code     with the provisions of Article 165, Paragraph 2 of the
                                     -------------------                            -------------------------------
  Article 211-3 Paragraph 1 Item 2.                          Corporation Act.
  --------------------------------                           ---------------
-----------------------------------------------------------------------------------------------------------------------
  Article 7. (Transfer Agent)                               Article 8. (Transfer Agent)
          -   --------------                                        -   --------------
  1. The  Corporation  shall have a transfer agent for       1. The Corporation  shall have a transfer agent
                                  --------------------                                      ----------------
  its shares.                                                (kabunushimeibo-kanrinin).
  ----------                                                 -------------------------
  2. The  transfer  agent and the  location of its office    2. The  transfer  agent and the  location of its office
          ---------------                                            ---------------
  shall  be  selected  by a  resolution  of the  Board of    shall be  designated  by a  resolution  of the Board of
             --------                                                  ----------
  Directors, and public notice thereof shall be given.       Directors, and public notice thereof shall be given.


                                        3



  3.  The  register  of   shareholders   (including   the    3.  The  register  of   shareholders   (including   the
  register of beneficial  shareholders;  hereinafter  the    register of beneficial  shareholders;  hereinafter  the
  same interpretation  being applicable) and the register    same interpretation being applicable),  the register of
                                         ----                                                     ---
  of lost stock  certificates shall be kept at the office    lost share  certificates,  and the  register  of stock
                                                                                        ---------------------------
  of  the  transfer  agent.  The  registration  of  the      acquisition  rights  shall be kept at the office of the
           ---------------   --------------------------      -------------------
  transfer   of   shares,    the   purchase   of   shares    transfer  agent.  The  entry  or  recording  into  the
  ----------------------                                     ---------------   ------------------------------------
  constituting less than one  unit ( tangen )and any other   register of  shareholders,  the register of lost share
                                                             ------------------------------------------------------
  matters  related to the shares  shall be handled by the    certificates  and the  register of stock  acquisition
                                                             -----------------------------------------------------
  transfer agent and not by the Corporation.                 rights,  the purchase of shares  constituting less than
  --------------                                             ------
                                                             one unit (tangen) and any other matters  related to the
                                                             shares and stock  acquisition  rights  shall be handled
                                                                    ------------------------------
                                                             by the transfer agent and not by the Corporation.
                                                                    --------------
-----------------------------------------------------------------------------------------------------------------------
  Article 8. (Share Handling Regulations)                   Article 9. (Share Handling Regulations)
          -                                                         -
  The  denomination  of  the  share  certificates  of the    The denomination of the share  certificates  issued by
                                                   ---                                                    ---------
  Corporation,  and  the  procedures  for  and  fees  for    the Corporation, and the procedures for and fees for
  registering the transfer of shares,  purchasing  shares    the entry or recording into the register of
  ----------------------------------                         -------------------------------------------
  constituting  less than one unit (tangen) and any other    shareholders, the register of lost share certificates
                                                             -----------------------------------------------------
  matters relating to the  handling of shares shall be       and the register of stock acquisition rights,
                                                             ---------------------------------------------
  subject to the Share Handling Regulations established      purchasing shares constituting less than one unit
  by the Board of Directors.                                 (tangen)  and  any  other   matters   relating  to  the
                                                             handling of shares and stock acquisition  rights shall
                                                                                ------------------------------
                                                             be subject to  the Share Handling Regulations
                                                             established by the Board of Directors.
-----------------------------------------------------------------------------------------------------------------------
  Article 9. (Record Date)                                  Article 10. (Record Date)
          -                                                         --
  1. The Corporation shall, with respect to the shares       1.  The Corporation shall deem any shareholder
                          ----------------------------
  issued on or before March 31 in each  year, deem any       (including beneficial shareholders; hereinafter the
  -------------------------------------------
  shareholder (including the beneficial shareholder;         same interpretation being applicable) entered or
  hereinafter the same interpretation being applicable)      recorded in the final register of shareholders as of
  entered or recorded in the final register of               March 31 in such year to be a  shareholder entitled to
  shareholders as of March 31 in such year to be a           exercise its rights at the ordinary general meeting of
  shareholder entitled to exercise its rights at the         shareholders for that business year.
                                                                                   --------------
  ordinary general meeting of shareholders for that
  particular accounting period. With respect to the
             --------------------------------------
  shares issued during the period from April 1 to the
  ---------------------------------------------------
  date of the ordinary general meeting of shareholders,
  -----------------------------------------------------
  the Corporation shall deem any shareholder entered or
  -----------------------------------------------------
  recorded in the final register of shareholders as of
  ----------------------------------------------------
  the date of issue of such shares to be a shareholder
  ----------------------------------------------------
  entitled to exercise its rights at such ordinary
  ------------------------------------------------
  general meeting of shareholders.
  --------------------------------
  2.  (Omitted)                                              2.  (Unchanged)
-----------------------------------------------------------------------------------------------------------------------
  CHAPTER III.  GENERAL MEETINGS OF SHAREHOLDERS             CHAPTER III.  GENERAL MEETINGS OF SHAREHOLDERS
-----------------------------------------------------------------------------------------------------------------------
  Article 11. (Resolutions)                                 Article 12. (Resolutions)
          --
  1.   All resolutions of a general meeting of               1.  All resolutions of a general meeting of
  shareholders shall be adopted by a majority vote of        shareholders shall be adopted by a majority vote of
  the  shareholders present  at  the  meeting, unless        the  shareholders present at the meeting who are
       ------------
  otherwise  provided by laws and regulations or the         entitled  to vote, unless otherwise provided by laws
  Articles of Incorporation of the Corporation.              and regulations or these Articles of Incorporation  of
                                                             the Corporation.
  2. Special resolutions as specified by Article 343 of      2.  Special resolutions as specified by Article 309,
                                         --------------                                              ------------
  the  Commercial  Code shall be passed by not less than     Paragraph 2 of the Corporation Act shall be adopted by
  ----------------------                --                   ----------------------------------
  two-thirds of the voting rights held by the attending      not less than two-thirds (2/3) of the  votes of the
  shareholders who hold not less than one-third of the       shareholders present at the  meeting  who hold shares
  voting rights of all shareholders.                         representing in aggregate not less than  one-third
                   ----------------                          (1/3) of the voting rights of all shareholders who are
                                                                                           ------------------------
                                                             entitled to vote.
                                                             ----------------
-----------------------------------------------------------------------------------------------------------------------

                                       4




  Article 13. (Exercise of Voting Rights by Proxy)          Article 14. (Exercise of Voting Rights by Proxy)
          --                                                        --
  1.  (Omitted)                                              1.  (Unchanged)
  2.  In cases  where  the  preceding  paragraph applies,    2. In cases  where  the  preceding  paragraph  applies,
  the  shareholder  or its  proxy  shall  file  with  the    the  shareholder  or its  proxy  shall  file  with  the
  ---
  Corporation a document  establishing  the proxy's power    Corporation a document  establishing  the proxy's power
  of representation.                                         of representation for each general meeting of
                                                                               ---------------------------
                                                             shareholders.
                                                             -------------
   (New)                                                     3. The  Corporation  may refuse a  shareholder  having
                                                             ------------------------------------------------------
                                                             two (2) or more  proxies  attend a general  meeting of
                                                             ------------------------------------------------------
                                                             shareholders.
                                                             -------------
-----------------------------------------------------------------------------------------------------------------------
   (New)                                                    Article 15. (Deemed Delivery of Reference Documents,
                                                            ----------------------------------------------------
                                                               etc. for General Meeting of Shareholders)
                                                             -------------------------------------------
                                                             Upon convening a general meeting of shareholders, the
                                                             -----------------------------------------------------
                                                             Corporation may deem  that the information which is
                                                             ---------------------------------------------------
                                                             required to be described  or  indicated in reference
                                                             ----------------------------------------------------
                                                             documents for the general meeting of shareholders,
                                                             --------------------------------------------------
                                                             business reports, financial statements and
                                                             ------------------------------------------
                                                             consolidated financial statements shall be provided to
                                                             ------------------------------------------------------
                                                             the shareholders, in the event that it is disclosed,
                                                             ----------------------------------------------------
                                                             pursuant to laws and regulations, through the method
                                                             ----------------------------------------------------
                                                             by which shareholders may receive such information
                                                             --------------------------------------------------
                                                             through an electronic means.
                                                             ----------------------------
-----------------------------------------------------------------------------------------------------------------------
  CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS               CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
  Article 14. (Number of Directors)                         Article 16. (Number of Directors)
          --                                                        --
  The Corporation shall have no more than thirty (30)        The Corporation shall have no more than thirty (30)
  Directors.                                                 Directors.
-----------------------------------------------------------------------------------------------------------------------
  Article 15. (Election of Directors)                       Article 17. (Election of Directors)
          --                                                        --
  1.  Directors shall be elected at general meetings of      1.  Directors shall be elected by a resolution of a
                                 ---                                                        -------------------
  shareholders.                                              general meeting of shareholders.
  2.  Directors shall be elected by a majority  vote of      2. A resolution for the election of Directors shall
                         --------                               ---------------------------------
  the shareholders present at the meeting who hold           be adopted by a majority vote of the shareholders
  shares representing in aggregate not less than             present at the meeting who hold shares representing in
  one-third (1/3) of the voting rights of all the            aggregate not less than one-third (1/3) of the voting
                                          -------
  shareholders.                                              rights of all the shareholders who are entitled to
  ------------                                                         ----------------------------------------
                                                             vote.
                                                             ----
  3.  (Omitted)                                              3.  (Unchanged)
-----------------------------------------------------------------------------------------------------------------------
  Article 16. (Term of Office of Directors)                 Article 18. (Term of Office of Directors)
          --                                                        --
  1. The term of office of Directors shall expire at         1. The term of office of Directors shall expire at
  the  closing of the ordinary general meeting of            the closing of the ordinary general meeting of
  shareholders to be held for the last fiscal year of        shareholders to be held for the last business year of
                              -----------------------                                    -------------------------
  the Corporation ending within one (1) year after their     the Corporation ending within one (1)year after their
  ------------------------------------------------------     -----------------------------------------------------
  assumption of office.                                      election.
  --------------------                                       --------

  2.  The term of office of any Director elected in          2.  The term of office of any Director elected in
                                         --------                                                   --------
    order to increase the number of Directors or to fill       order to increase the number of Directors or to fill
    a vacancy shall be the balance of the term of office       a vacancy shall be the balance of the term of office
    of the other Directors who hold office at the time         of the other Directors who hold office at the time
    of his/ her election.                                      of his/ her election.

-----------------------------------------------------------------------------------------------------------------------
  Article 17.  (Representative  Directors  and  Executive   Article 20.  (Representative  Directors  and  Executive
          --                                                        --
   Directors)                                                 Directors)
  1.  The Corporation shall, by a resolution of the          1. The Board of Directors shall designate one or more
      ---------------------------------------------             --------------------------------------------------
  Board of Directors, designate one or more Directors        Representative Directors by its resolution.
  ---------------------------------------------------        ------------------------------------------
  who shall represent the Corporation.
  -----------------------------------

                                       5



 2. The  Corporation may, by a resolution of the Board      2. The Board of Directors may appoint one Chairman of
                             -------------------------         -----------------------
    of Directors, appoint one Chairman of the Board, one       the  Board, one President and one or more Vice
    --------------
    President and one or more Vice Chairmen of the             Chairman of the Board, Executive Vice Presidents and
    Board, Executive Vice Presidents and Senior Managing       Senior Managing Directors by its resolution.
                                                                                            --------------
    Directors.
-----------------------------------------------------------------------------------------------------------------------
  Article 18. (Honorary Chairmen and Senior Advisors)       Article 21. (Honorary Chairmen and Senior Advisors)
          --                                                        --
  The Corporation may appoint Honorary Chairmen and          The Board of Directors may appoint Honorary Chairmen
                                                             ----------------------
  Senior Advisors by a resolution of the Board of            and Senior Advisors by its resolution.
                     ----------------------------                                   --------------
  Directors.
  ---------

-----------------------------------------------------------------------------------------------------------------------
  Article 19. (Board of Directors)                          Article 19. (Board of Directors)
  (New)                                                      1.  The Corporation shall have a Board of Directors.
                                                             ----------------------------------------------------
  1.  (Omitted)                                              2.  (Unchanged)
  -                                                          -

(New)                                                      3. With respect to matters to be resolved by the
                                                             ------------------------------------------------
                                                             Board of Directors, the Corporation shall deem that
                                                             ---------------------------------------------------
                                                             such matters were approved by a resolution of the
                                                             -------------------------------------------------
                                                             Board of Directors when all the Directors express
                                                             -------------------------------------------------
                                                             their agreement in writing or by electronic records.
                                                             ----------------------------------------------------
                                                             Provided, however, that this provision shall not apply
                                                             ------------------------------------------------------
                                                             when any Corporate Auditor expresses his/her objection
                                                             ------------------------------------------------------
                                                             to such matters.
                                                             ----------------

  2.  In addition to the provisions of the preceding         4. In addition to the preceding two (2) paragraphs,
  -                                                          -                               --------
  paragraph, the management of the Board of Directors        the management of the Board of Directors shall be
  shall be subject to the Regulations of the Board of        subject to the Regulations of the Board of Directors
  Directors established by the Board of Directors.           established by the Board of Directors.
-----------------------------------------------------------------------------------------------------------------------
  Article 20. (Exemption from Liability of Directors)       Article 22. (Exemption from Liability of Directors)
          --                                                        --
 The Corporation may exempt Directors ( including former     In accordance with the provisions of Article 426,
                            ----------------------------     -------------------------------------------------
  Directors ) from liability for their actions as            Paragraph 1 of the Corporation Act, the Corporation
  -----------------------------------------------            ------------------------------------
  stipulated in Article 266, Paragraph 1, Item 5 of the      may, by a resolution of the Board of Directors, exempt
  -----------------------------------------------------         --------------------------------------------
  Commercial Code within the limits specified in Article     Directors (including former Directors) from
  ------------------------------------------------------     -------------------------------------------
  266 Paragraphs 12, 17, and 18 of the Commercial Code by    liabilities provided for in Article 423, Paragraph 1
  -------------------------------------------------------    ----------------------------------------------------
  resolution of the Board of Directors adopted in            of the Corporation Act within the limits stipulated by
  -----------------------------------------------            ------------------------------------------------------
  accordance with applicable law when such Directors         laws and regulations.
  --------------------------------------------------         ---------------------
  were performing their duties in good faith and in the
  ------------------------------------------------------
  absence of gross negligence.
  ----------------------------
-----------------------------------------------------------------------------------------------------------------------
  CHAPTER V.  CORPORATE  AUDITORS  AND BOARD OF CORPORATE    CHAPTER V.  CORPORATE  AUDITORS  AND BOARD OF CORPORATE
  AUDITORS                                                   AUDITORS
-----------------------------------------------------------------------------------------------------------------------
  Article 21. (Number of Corporate Auditors)                 Article 23.  (Establishment of Corporate  Auditors and
          --   ------                                                      ----------------------------------------
                                                               Number of Corporate Auditors)
                                                               ------
  The  Corporation  shall  have no more  than  seven  (7)    The  Corporation  shall  have no more  than  seven  (7)
  Corporate Auditors.                                        Corporate Auditors.
-----------------------------------------------------------------------------------------------------------------------
  Article 22. (Election of Corporate Auditors)               Article 24. (Election of Corporate Auditors)
          --                                                         --
  1.  Corporate Auditors shall be elected at general         1. Corporate Auditors shall be elected by a
                                          ---                                                       ----
  meetings of shareholders.                                  resolution of a general meeting of shareholders.
                                                             --------------
 2. Corporate Auditors shall be elected by a majority      2. A resolution for the election of Corporate
                                --------                      ---------------------------------
    vote of the shareholders present at the meeting who       Auditors shall be adopted by a majority vote of the
    hold shares representing in aggregate not less than       shareholders present at the meeting who hold shares
    one-third (1/3) of the voting rights of all the           representing in aggregate not less than one-third
                                            -------
    shareholders.                                             (1/3) of the voting rights of all the shareholders
    ------------                                                                            --------------------
                                                               who are entitled to vote.
                                                               ------------------------
                                       6




-----------------------------------------------------------------------------------------------------------------------
  Article 23. (Term of Office of Corporate Auditors)        Article 25. (Term of Office of Corporate Auditors)
          --                                                        --
  1. The term of office of Corporate Auditors shall          1. The  term of office of Corporate Auditors shall
  expire at the closing of the ordinary general meeting      expire at the closing of the ordinary general meeting
  of shareholders to be held for the last fiscal year of     of  shareholders to be held for the last business year
                                 -----------------------                                     ----------------------
  the  Corporation  ending  within  four (4) years after     of the Corporation ending within four (4) years after
  ------------------------------------------------------     -----------------------------------------------------
  their assumption of office.                                their election.
  --------------------------                                 --------------

  2. The term of office of any Corporate Auditor             2. The term of office of any Corporate Auditor
  elected to fill a vacancy shall be the balance of the        elected  to fill a vacancy shall be the balance of
  -------                                                      -------
  term of office of the Corporate Auditor whom he/she          the term of office of the Corporate Auditor whom
  succeeds.                                                    he/she succeeds.
-----------------------------------------------------------------------------------------------------------------------
  Article 24. (Full-time Corporate Auditor)                 Article 27. (Full-time Corporate Auditor)
          --                                                        --
  One or more full-time Corporate Auditors shall be          The Board of Corporate Auditors shall, by its
  -------------------------------------------------          ---------------------------------------------
  elected by the Corporate Auditors from among               resolution, select one or more full-time Corporate
  --------------------------------------------               --------------------------------------------------
  themselves.                                                Auditors.
  ----------                                                 ---------
-----------------------------------------------------------------------------------------------------------------------
  Article 25. (Board of Corporate Auditors)                 Article 26. (Board of Corporate Auditors)
  -----------                                               -----------
  (New)                                                      1. The Corporation shall have a Board of  Corporate
                                                             ---------------------------------------------------
                                                             Auditors.
                                                             ---------
  1.  (Omitted)                                              2. (Unchanged)
  --                                                         --
  2.  (Omitted)                                              3.  (Unchanged)
  -                                                          --
-----------------------------------------------------------------------------------------------------------------------
  Article 26.  (Exemption  from  Liability  of  Corporate   Article 28.  (Exemption  from  Liability  of  Corporate
          --                                                        --
    Auditors)                                                  Auditors)
  The Corporation may exempt Corporate Auditors              In accordance with the provisions of Article 426,
                             ------------------              -------------------------------------------------
  (including former Corporate Auditors) from liability       Paragraph 1 of the Corporation Act, the Corporation
  ----------------------------------------------------       ------------------------------------
  for their actions as stipulated in Article 266             may, by a resolution of the Board of Directors, exempt
  ----------------------------------------------                 -------------------------------------------
  Paragraph 1 Item 5 of the Commercial Code within the       Corporate Auditors (including former Corporate
  ----------------------------------------------------       ----------------------------------------------
  limits specified in Article 266 Paragraph 12 of the        Auditors) from liabilities provided for in Article
  ---------------------------------------------------        --------------------------------------------------
  Commercial Code as applied mutatis mutandis under the      423, Paragraph 1 of the Corporation Act within the
  -----------------------------------------------------      --------------------------------------------------
  provisions of Article 280 Paragraph 1 of the               limits stipulated by laws and regulations.
  --------------------------------------------               ------------------------------------------
  Commercial Code by resolution of the Board of
  ---------------------------------------------
  Directors adopted in accordance with applicable law
  ---------------------------------------------------
  when such Corporate Auditors were performing their
  --------------------------------------------------
  duties in good faith and in the absence of gross
  ------------------------------------------------
  negligence.
  -----------

-----------------------------------------------------------------------------------------------------------------------
  (New Article)                                             Article 29. (Liability Limitation Agreement with
                                                            ------------------------------------------------
                                                               Outside Corporate Auditors)
                                                               ---------------------------
                                                             In accordance with the provisions of Article 427,
                                                             -------------------------------------------------
                                                             Paragraph 1 of the Corporation Act, the Corporation
                                                             ---------------------------------------------------
                                                             may enter into an agreement with outside Corporate
                                                             --------------------------------------------------
                                                             Auditors, limiting liabilities provided for in Article
                                                             ------------------------------------------------------
                                                             423, Paragraph 1 of the Corporation Act.
                                                             ----------------------------------------
-----------------------------------------------------------------------------------------------------------------------
  (New Chapter)                                              CHAPTER VI.  ACCOUNTING AUDITOR
-----------------------------------------------------------------------------------------------------------------------
  (New Article)                                             Article 30. (Accounting Auditor)
                                                            --------------------------------
                                                             The Corporation shall have an Accounting Auditor
                                                             ------------------------------------------------
                                                             (kaikeikansa-nin).
                                                             ------------------
-----------------------------------------------------------------------------------------------------------------------
  CHAPTER VI.  ACCOUNTS                                      CHAPTER VII.  ACCOUNTS
          --                                                         ---
-----------------------------------------------------------------------------------------------------------------------
 Article 27. (Fiscal Year and Closing Date of Accounts)     Article 31. (Business Year)
         --   ----------------------------------------              --   -------------
  The fiscal year of the Corporation shall be from April     The business year of the Corporation shall be one (1)
  ----------------                                           ------------------                            -------
  1 in each year to March 31 of the following  year, and     year from April 1 of each year until March 31 of the
                                                     ---     ----
  the closing date of the Corporation's accounts shall       following year.
  ----------------------------------------------------
  be the last day of each fiscal year.
  -----------------------------------

                                       7



-----------------------------------------------------------------------------------------------------------------------
  Article 28. (Dividends, etc.)                             Article 32. (Dividends from Surplus, etc.)
          --   ---------------                                      --   ----------------------------
  1.  Dividends of the Corporation shall be paid in          1. Dividends from surplus of the Corporation  shall be
      ---------------------------------------------             ---------------------------------------------------
  accordance with the register of shareholders as of the     paid to the shareholders or registered share pledgees
  ---------------                              ---------     -----------------------------------------------------
  closing date of the Corporation's accounts.                entered or recorded in the final register of
  ------------------------------------------                 --------------------------------
                                                             shareholders as of March 31 of each year.
                                                             ----------------------------------------

  2. The Corporation may, pursuant to a resolution of        2. The Corporation may, by a resolution of the Board
                          ------------                                               ---
  the Board of Directors, distribute such money as           of Directors, distribute dividends from surplus as
                          ------------------------                         ------------------------------------
  provided for in Article 293-5 of the Commercial Code       provided for in Article 454, Paragraph 5 of the
  ----------------------------------------------------       -----------------------------------------------
  (hereinafter referred to as interim dividends) in          Corporation Act to the shareholders or registered
  -------------------------------------------------          -------------------------------------------------
  accordance with the final register of shareholders as      share pledgees entered or recorded in the final
  ----------------                                           -----------------------------------
  of September 30 of each year.                              register of shareholders as of September 30 of each
                                                             year.

  (New)                                                      3. In addition to the preceding two (2) paragraphs,
                                                             ---------------------------------------------------
                                                             the  Corporation may, by a resolution of the Board of
                                                             -----------------------------------------------------
                                                             Directors, decide on matters provided for in each Item
                                                             ------------------------------------------------------
                                                             of Article 459, Paragraph 1 of the Corporation Act.
                                                             ---------------------------------------------------

  3. No interest shall be paid on unpaid dividends or        4. No interest shall be paid on unpaid dividends from
                                         ------------        -                                      --------------
  unpaid interim dividends.                                  surplus.
         -----------------                                   -------
-----------------------------------------------------------------------------------------------------------------------
  Article 29. (Dispensation from Payment of Dividends)      Article 33. (Dispensation from Payment of Dividends
          --                                ---------               --                                ---------
  The Corporation shall not be obliged to pay any            from Surplus, etc.)
                                                             ------------------
  dividends or interim dividends after three (3) years       In the case where the dividends from surplus are paid
            --------------------                             -----------------------------------------------------
  have expired from the date of tender thereof.              by cash, the Corporation shall not be obliged to pay
                                                             ---------
                                                             any dividends from surplus after three (3) years have

                                                             expired from the date of tender thereof.
                                                                                             -------
-----------------------------------------------------------------------------------------------------------------------
                 SUPPLEMENTARY PROVISIONS                                   SUPPLEMENTARY PROVISIONS
-----------------------------------------------------------------------------------------------------------------------
 Article 1. (Term of Office of Corporate Auditors)          (Delete)
 ------------------------------------------------
  With respect to the term of office of Corporate
  -----------------------------------------------
  Auditors in office prior to  the closing of the
  -----------------------------------------------
  ordinary general meeting of shareholders  held for the
  ------------------------------------------------------
  fiscal year ending in March 2003, "within
  -----------------------------------------
  four( 4 )years after their assumption of office" as it
  ------------------------------------------------------
  appears in Article 22 shall be read as "within
  ----------------------------------------------
  three( 3 )years after their assumption of office."
  --------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                                                          (END)

At the Board of Directors meeting held today after the conclusion of the Ordinary General Shareholders' Meeting, 26 persons were elected as directors with special titles and took up their respective positions.

Chairman of the Board Fujio Cho, Vice Chairman Katsuhiro Nakagawa, President Katsuaki Watanabe, Executive Vice Presidents Tokuichi Uranishi, Kazuo Okamoto, Kyoji Sasazu, Mitsuo Kinoshita, Yoshimi Inaba, Takeshi Uchiyamada, Masatami Takimoto and Akio Toyoda were elected and assumed positions as representative directors.

In addition, at the conclusion of today's Ordinary General Shareholders' Meeting, a Board of Directors meeting was held where 49 managing officers were also elected and took up their respective positions.

The new directors are as follows:



Chairman of the Board            Fujio Cho                    Senior Managing Director         Teiji Tachibana
Vice Chairman                    Katsuhiro Nakagawa           Senior Managing Director         Shinichi Sasaki
President                        Katsuaki Watanabe            Senior Managing Director         Shin Kanada
Executive Vice President         Tokuichi Uranishi            Senior Managing Director         Akira Okabe
Executive Vice President         Kazuo Okamoto                Senior Managing Director         Yoshio Shirai
Executive Vice President         Kyoji Sasazu                 Senior Managing Director         Yoichiro Ichimaru
Executive Vice President         Mitsuo Kinoshita             Senior Managing Director         Shoji Ikawa
Executive Vice President         Yoshimi Inaba                Honorary Chairman                Shoichiro Toyoda
Executive Vice President         Takeshi Uchiyamada           Senior Advisor                   Hiroshi Okuda
Executive Vice President         Masatami Takimoto            Full-time Corporate Auditor      Hideaki Miyahara
Executive Vice President         Akio Toyoda                  Full-time Corporate Auditor      Chiaki Yamaguchi
Senior Managing Director         Tetsuo Hattori               Full-time Corporate Auditor      Masaki Nakatsugawa
Senior Managing Director         Yukitoshi Funo               Corporate Auditor                Yasutaka Okamura
Senior Managing Director         Takeshi Suzuki               Corporate Auditor                Yoichi Kaya
Senior Managing Director         Atsushi Niimi                Corporate Auditor                Yoichi Morishita
Senior Managing Director         Hajime Wakayama              Corporate Auditor                Akishige Okada
Senior Managing Director         Hiroshi Takada

Managing Officers

Koichi Ina                       Tadashi Yamashina              Hironobu Inoue                 Tokuyuki Takahashi
Yoshikazu Amano                  Takashi Hata                   Kazuhiko Takarada              Real C. Tanguay
Takeshi Yoshida                  James E. Press                 Masayuki Nakai                 Ryoichi Sasaki
Shinzo Kobuki                    Gary L. Convis                 Toshiki Hayama                 Seiho Kawakami
Akira Sasaki                     Wahei Hirai                    Takahiro Iwase                 Yasuhiko Yokoi
Hiroshi Kawakami                 Tatehito Ueda                  Akihito Tsuji                  Takahiro Fujioka
Iwao Nihashi                     Takashi Shigematsu             Yoshihiko Masuda               Masanobu Kawase
Tadashi Arashima                 Yuzo Ushiyama                  Nobuo Kobayashi                Yukio Nishikawa
Masamoto Maekawa                 Yasumori Ihara                 Yoshimasa Ishii                Hirofumi Muta
Mamoru Furuhashi                 Takahiko Ijichi                Tatsuya Kaneko                 Thierry P.H.B. Dombreval
Satoshi Ozawa                    Toshio Furutani                Takeshi Shirane
Seiichi Sudo                     Tetsuo Agata                   Masanao Tomozoe
Yasuhiko Ichihashi               Senta Morioka                  Katsunori Itasaka



                                       9